Exhibit 12
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	For the Year Ended December 31,
	2010	2009	2008	2007	2006

Income (loss) from continuing operations, before income tax	$(372,709)	$(441,670)	$(423,367)	$(58,814)	$116,021

Fixed charges:
Interest on short-term borrowings	4,375	4,676	32,722	120,075	188,861
Interest on long-term debt	163,051	231,615	240,040	218,126	65,542
Preferred dividends	13,333	12,259	—	—	—

Combined fixed charges, excluding interest on deposits	180,759	248,550	272,762	338,201	254,403
Interest on deposits	154,692	241,507	282,710	357,430	331,516

Combined fixed charges, including interest on deposits	$335,451	$490,057	$555,472	$695,631	$585,919

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(1)	(1)	(1)	(1)	1.46
Including interest on deposits	(1)	(1)	(1)	(1)	1.20

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $372.7 million, $441.7 million, $423.4 million, and $58.8 million for the years ended December 31, 2010, 2009, 2008 and 2007, respectively.
     We did not pay preferred stock dividends 2006 through 2008. Payments of $13.3 million and $12.3 million were made on our Series C preferred stock during the years ended December 31, 2010 and 2009, respectively.
     For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges. “Fixed charges” consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the years ended December 31, 2010 and 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2009. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.